Tel 713.758.2222 Fax 713.758.2347
October 15, 2010
Via EDGAR and Federal Express
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010
Re:	Targa Resources Investments Inc. Registration Statement on Form S-1 Filed September 9, 2010 File No. 333-169277
Dear Mr. Owings:
     Set forth below are the responses of Targa Resources Investments Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments and requests for additional information contained in the letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 8, 2010, with respect to the Company’s Registration Statement on Form S-1 initially filed with the Commission on September 9, 2010, File No. 333-169277 (the “Registration Statement”). Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have hand delivered three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise specified.

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October 15, 2010 Page 2
General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. In this regard, please disclose a bona fide price range of the offered securities, indicate the number of shares to be offered by both you and the selling stockholders and provide all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A as soon as practicable. Please refer to Item 501(b) of Regulation S-K. Also, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses or request for effectiveness.
     Response:
With respect to certain omitted information, the Company will provide such information in an amendment to the Registration Statement at the time such information is known. The Company will allow the Staff sufficient time to review its complete disclosure prior to any distribution of preliminary prospectuses.
2. Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.
     Response:
Prior to the effectiveness of the Registration Statement, the Company will have a representative of the Financial Industry Regulatory Authority call the Staff to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.
3. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.
     Response:
The Company will provide pictures, graphics, artwork and any other gatefold information in an amendment to the Registration Statement at the time such information is known. The Company will allow the Staff sufficient time to review this information prior to any distribution of preliminary prospectuses.

October 15, 2010 Page 3
4. Please provide the dealer’s prospectus delivery obligation statement on the outside back of the prospectus. Please refer to Item 502(b) of Regulation S-K.
     Response:
The Registration Statement has been revised to include the prospectus delivery obligation language. Please see page i.
Summary, page 1
5. Under a separate subheading in the “Summary,” please briefly describe how the selling stockholders acquired their shares. Also disclose in tabular format any payments, distributions or the value of any equity that each of your affiliate selling stockholders received over the past three fiscal years and will receive in connection with the offering, including from:
•	dividends on Series B preferred;

•	dividends on common and common equivalent shares;

•	equity awards granted or vested in connection with the offering; and

•	any proceeds of this offering.
     Response:
The Company has added a brief description of how the selling stockholders acquired the Company’s common stock under the heading “Summary—Our Structure and Ownership After This Offering” on page 9. The Company discloses in tabular form payments and distributions that the Company’s stockholders (including its affiliate selling stockholders), as a group, received since 2007 on the Company’s Series B preferred stock and common stock. See pages F-7 and F-49. Each of the payments, distributions or dividends were made on a pro rata basis to the holders of the applicable stock. In response to the Staff’s comments, the Company has revised the Registration Statement to include a summary of the information presented in the referenced F-pages. See “Security Ownership of Management and Selling Stockholders — Overview of Distributions” on page 166. The Company believes that this summary, coupled with the selling stockholders’ ownership of the Company’s preferred and common stock that is presented in the selling stockholder table on page 165, provides investors with relevant material information relating to the Company’s distributions, dividends and payments on its securities. The Company’s affiliate selling stockholders will

October 15, 2010 Page 4
not receive any distributions, dividends or payments from the Company in connection with this offering.
The proceeds of the offering to be received by the selling stockholders will depend on the price at which the common stock will be sold less any applicable underwriting discounts or commissions. Consequently, the Company believes the disclosure under the selling stockholders table on page 165, coupled with the price at which the common stock will be sold, provides relevant material information relating to proceeds of this offering.
6. Please note that the summary is intended to provide only a brief overview of the key aspects of the offering. Currently, your summary is too long and repeats much of the information fully discussed elsewhere in your document, such as in your “Business” section. Please revise. Please refer to Instruction to Item 503(a) of Regulation S-K.
     Response:
The Company has eliminated lengthy and repetitive disclosure. Please see the revised Summary section.
Targa Resources Investments, Inc., page 1
7. You state that “Targa Resources Partners LP is a publicly traded Delaware limited partnership that is a leading provider of midstream natural gas...” Please revise to disclose by what measure Targa Resources Partners LP (“Partnership”) is a “leading provider of midstream natural gas...” and the basis for this statement; if this constitutes your belief, please revise to state as much and the basis for your belief.
     Response:
The Partnership has leading market positions in both of its divisions—Gathering and Processing and NGL Logistics and Marketing—as measured by its rank in terms of top United States gas processors (with respect to the Gathering and Processing division) and by its regional fractionation capacity market share (with respect to NGL Logistics and Marketing). Based on operatorship, the Partnership is the second largest operator of fractionation in Mont Belvieu and Louisiana combined. See the chart under the heading “Mont Belvieu and Louisiana. Combined Fractionation Capacity by Operator” on page 107. Based on U.S. gas processing and fractionation capacity, NGL production and the Partnership’s operating data presented in the Registration Statement, the Partnership ranks among the top U.S. producers and processors. Please see Annex A to this letter for a summary of the information published by the Oil and Gas Online Research Center and the

October 15, 2010 Page 5
Partnership’s related calculations. Based on the supporting information included in this letter, the Company believes that its statements included in the Registration Statement relating to its leadership position in the midstream industry which consists of gathering, compressing, treating, processing and selling natural gas and storing, fractionating, treating, transporting and selling natural gas liquids are accurate and appropriate.
8. Throughout your filing you use terms such as “strong fundamentals,” “high quality and efficient assets,” “favorable contracts.” Please describe the basis for these descriptive terms and provide context so that investors can better understand your disclosure.
     Response:
The Registration Statement has been revised as requested. For example, please see pages 6, 7, 8, 113, 114, 115, and 117.
The Partnership’s Competitive Strengths and Strategies, page 7
9. Please balance your discussion of your competitive strengths and strategies with any weaknesses or challenges that you face and the risks and limitations that could harm your business or inhibit your strategic plans. Please also apply this comment to your discussion in your “Business” section.
     Response:
The Registration Statement has been revised as requested. Please see pages 7-8 and 117-118.
Risk Factors, page 23
If we lose our senior management, our business may be adversely affected..., page 28
10. Identify the members of senior management that you are referring to in this risk factor.

October 15, 2010 Page 6
     Response:
The members of senior management to which this risk factor refers are the Company’s named executive officers. Please see page 28 for the revised risk factor.
The duties of our officers and directors may conflict with those owed..., page 33
11. You state that your officers also serve as officers of the General Partner and they may face conflicts in allocating their time spent on your behalf and on behalf of the Partnership. Please identify the officers you are referring to in this risk factor and disclose the approximate amount of time, expressed as a percentage, your officers will spend on matters for you. Please include this disclosure in your “Management” section that begins on page 135.
     Response:
The Company’s executive officers listed on page 141 of Amendment No. 1 serve in the same capacity for the general partner (the “General Partner”) of Targa Resources Partners LP (the “Partnership”) and devote their time as needed to conduct the business and affairs of both the Company and the Partnership. Because the Company’s only cash-generating assets are direct and indirect partnership interests in the Partnership, following this offering, the Company expects that its executive officers will devote a substantial majority of their time to the Partnership’s business. The Company expects the amount of time that its executive officers devote to the Company’s business as opposed to the Partnership’s business in future periods will not be substantial unless significant changes are made to the nature of our business. While providing a percentage breakdown between time spent on the Company’s business versus the Partnership’s business would be unduly burdensome on the Company’s operations, the Company has included in the Registration Statement a qualitative description of the time it expects its executive officers to devote to the Company’s business. Please see page 141.
Despite current indebtedness levels..., page 34
12. Please quantify the amount of additional debt that the Partnership may be able to incur under its existing credit facilities.

October 15, 2010 Page 7
     Response:
As described on pages 33 and 34, on July 19, 2010, the Partnership entered into a new five-year $1.1 billion amended and restated senior secured credit facility, which allows it to request increases in commitments up to an additional $300 million. As of June 30, 2010, the Partnership would have had, on a pro forma basis, approximately $725 million of borrowings outstanding under its senior secured credit facility, $116 million of letters of credit outstanding and approximately $259 million of additional borrowing capacity. The Partnership may be able to incur an additional $300 million of debt under its senior secured credit facility if it requests and is able to obtain commitments for the additional $300 million available under its senior secured credit facility. Please see pages 33 and 34 for this expanded disclosure.
If the Partnership does not make acquisitions on economically acceptable..., page 37
13. You state that after the Partnership’s purchase of your interests in VESCO they will no longer be able to acquire businesses from you in order to grow. Please revise this risk factor to clarify why they will not be able to acquire businesses from you.
     Response:
The Company has revised this risk factor to clearly state that the Partnership will no longer be able to acquire businesses from the Company in order to grow because the Company has no businesses and its only assets are its interests in the Partnership. Please see page 37.
Targa Resources Investments Inc. Unaudited Pro Forma Available Cash..., page 55
14. We note your disclosure on page 55 that your historical pro forma available cash tables assume that as of January 1, 2009 the NGL Logistics and Marketing Division, the Permian Assets, Coastal Straddles and the equity interest in Versado were all acquired by the Partnership and that all Partnership and Targa Resources Inc. (“TRII”) financings completed during the periods presented were in place. Please revise your historical cash distribution tables to clearly present how the amounts presented were computed and compiled and explicitly identify each individual pro forma adjustment made to your historical results. In doing so, please also specifically identify the financings that have been assumed to be in place from January 1, 2009. Please also disclose the interest rates

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assumed on your financings and, if an interest rate is not fixed, ensure that the rates are current interest rates rather than interest rates prevailing during the periods covered by the pro forma information. If actual interest rates can vary from those depicted, please disclose the effect on income of a 1/8 percent variance in interest rates.
     Response:
As discussed on page 5, the Partnership has purchased VESCO and Versado from the Company. On October 4, 2010, the Partnership filed acquisition and pro forma financials relating to these acquisitions with the Commission. Consequently, no adjustments to the historical pro forma available cash tables are needed with respect to financial results for VESCO or Versado. Following these acquisitions, the applicable pro forma adjustments relate to the Partnership’s debt and equity financing activities during 2009 and 2010 and the repayment of TRI’s senior secured term loan facility in August and September of 2010. The Company has revised the historical cash distribution tables in the Registration Statement as requested. Please see page 55 for a discussion of the common control accounting relating to the Partnership’s acquisitions and Footnote 4 on page 57 for a discussion of interest rates.
15. We note your disclosure on page 165 that the Partnership reimburses you under an Omnibus Agreement for the payment of certain operating and direct expenses. Please tell us how this agreement impacted your historical and projected cash tables. If this agreement is not reflected in the tables, please explain to us the reasons for excluding the effects of this agreement.
     Response:
The payment of certain operating and direct expenses under the Omnibus Agreement is reflected in the Company’s historical and projected cash tables as it is included in its general and administrative expenses.
16. We note your disclosure on page 57 that the Partnership’s pro forma cash available for distribution is a non-GAAP financial measure. Please revise your filing to comply with the disclosure requirements of Item 10(e)(1) of Regulation S-K. In the alternative, please explain why your current disclosures are appropriate.
     Response:
The Company has reviewed the disclosure requirements of Item 10(e) of Regulation S-K with respect to the non-GAAP financial measure of pro forma cash available for distribution. It is the Company’s belief that the disclosure presented in the Registration Statement fully

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complies with Item 10(e). In particular, the Company’s disclosure under the heading “Our Dividend Policy—Targa Resources Investments Inc. Unaudited Pro Forma Available Cash for the Year Ended December 31, 2009 and the Twelve Months Ended June 30, 2010” (i) provides a reconciliation of the differences between pro forma cash available for distribution and net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, as required by Item 10(e)(1)(i)(B) (see pages 55-58), and (ii) discusses the reasons why the Company’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the Partnership’s ability to make quarterly distributions, as required by Item 10(e)(1)(i)(C) and (D) (See Footnote 5 on page 58). In addition, pages 56-57 provide a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP with equal or greater prominence as the presentation of the non-GAAP financial measure, as required by Item 10(e)(1)(i)(A).
TRII Minimum Estimated Cash Available for Distribution for the Twelve Month..., page 58
17. We note that the most recent period of historical financial statements included in this filing is the interim period ended June 30, 2010. Please explain to us why you believe it is meaningful for your forward looking calculation of pro forma available cash to be for the 12 months ended December 31, 2011. To help us better understand this matter, please provide us with your estimate of when you will request effectiveness for this filing and when you will close this offering.
     Response:
The Company plans to request effectiveness for this filing and close the offering in the fourth quarter of this year at which time financial statements for the three and nine months ended September 30, 2010 will be included in the Registration Statement. The Company believes it is meaningful for its forward-looking calculation of pro forma available cash to be for the 12 months ending December 31, 2011 in order to reflect four full quarters of potential results following this offering.
Assumptions and Considerations, page 62
18. To assist readers in evaluating the reasonableness of your assumptions, please expand and revise your disclosures to provide the corresponding historical amounts for at least two periods for each significant line item provided in your forward-looking table,

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such as revenues, operating margin, adjusted EBITDA, and maintenance capital expenditures. To the extent that projected amounts differ significantly from historical amounts, please reconcile these differences by explaining in sufficient detail the reasons for the fluctuations.
     Response:
The Registration Statement has been revised as requested to provide historical amounts for at least two periods for each significant line item that comprised each of the elements of adjusted EBITDA provided in our forward-looking table. Please see pages 58-63.
19. We note your disclosures on page 63 regarding forecasted commodity prices. In order for a reader to more readily ascertain the impact of these prices on your financial results, please expand your discussion to discuss anticipated volumes.
     Response:
The Registration Statement has been revised as requested. Please see page 65 for a discussion of volumes.
20. We note your disclosures on page 63 that you estimate for 2011 that you have hedged approximately 65% to 75% of your expected natural gas equity volumes and approximately 50% to 60% of your expected NGLs and condensate equity volumes. Please expand your disclosures to discuss how you derived these percentages and clarify the extent to which the hedged volumes presented in the table on page 63 relate to contracts already in place.
     Response:
The Registration Statement has been revised as requested. Please see page 64.
21. You disclose on page 67 that you expect cash distributions from your ownership interest in VESCO to increase from $24.9 million for the twelve months ended June 30, 2010 to $46.3 million for the twelve months ended December 31, 2011. Consistent with our preceding comment and considering the VESCO cash distribution exceeds your estimated estimated

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minimum cash available for dividends and the minimum cash distributions to be received from the Partnership, please expand your discussion to describe in sufficient detail why you anticipate such a significant increase in cash distributions from VESCO.
     Response:
As disclosed in the Registration Statement, in September 2010 the Partnership closed its acquisition of VESCO, whose results of operations are included in the Partnership’s Coastal Gathering and Processing segment. Following its acquisition by the Partnership, VESCO no longer contributes directly to the Company’s cash available for dividends to its stockholders. Please read “Our Dividend Policy— TRII Minimum Estimated Cash Available for Distribution for the Twelve Month Period Ending December 31, 2011—Assumptions and Considerations—Coastal Gathering and Processing Segment Assumptions” on page 67 for a discussion of expected volume trends at VESCO.
Management’s Discussion and Analysis of Financial Condition and Results..., page 70
General Trends and Outlook, page 73
22. Please expand your disclosure to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, income or result in your liquidity decreasing or increasing in any material way. For example, you state that revenue decreased for 2009 due in part to lower commodity prices, and increased for the six months ended June 30, 2010 due in part to higher commodity prices. Please discuss any known trends regarding commodity price movements or the other factors that you reasonably expect will have a material impact on your revenue. Please also address the following uncertainties or tell us why you believe it is not material:
•	the potential increase in regulation and scrutiny surrounding hydraulic fracturing;

•	the Partnership will no longer be able to acquire businesses from you in order to grow and will need to grow organically or make third-party acquisitions in order to grow; and

•	the recent adoption of legislation regarding derivatives.

October 15, 2010 Page 12
     Response:
The Registration Statement has been revised as requested. Please see page 78. While the Company has addressed the shift in focus and uncertainties regarding the Partnership’s future acquisition strategy in its Risk Factors section, the Company believes that this evolution in strategy does not have a material adverse effect on the Company’s business and financial condition.
23. In the table on page 73 that summarizes your contract mix, please revise the description of “Keep-Whole Hybrid” contracts to provide context to the phrase “favorable processing economics.”
     Response:
The Registration Statement has been revised as requested. Please see page 76.
24. In the third full paragraph on page 73, please revise to clarify what you mean by “terms have increased.”
     Response:
The Registration Statement has been revised as requested. Please see page 76.
25. Although you make reference to the “current” strength of condensate and NGL prices at the top of page 74, you later indicate on the same page that “recent weak economic conditions have negatively affected the pricing and market demand for...NGLs and condensate.” Please revise your disclosures to address this perceived inconsistency.
     Response:
The Registration Statement has been revised as requested. Please see page 77.

October 15, 2010 Page 13
Results of Operations, page 77
26. Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change. For example, on page 78 under heading “Year Ended December 31, 2009 Compared to year Ended December 31, 2008” you indicate that revenue decreased due to lower commodity prices, lower NGL sales volumes and reduced business interruption insurance proceeds...,” without quantifying the effect of each factor on the change. Also, on page 79 under “Year Ended December 31, 2008 Compared to year Ended December 31, 2007” you indicate that the increase in your operating expenses was primarily due to higher fuel and utilities expenses and higher maintenance and supplies expenses in 2007...,” without quantifying the effect that each if these factors had on the change in operating expenses. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose that revenue changes related to variations in such items as commodity prices, volumes, fee-based and other revenues, and business interruption insurance proceeds. While this information is beneficial to the reader, please quantify the extent to which the overall change is attributable to each identified factor and explain in reasonable detail the reasons driving fluctuations in each factor. Please address these examples, but realize that these are examples only and not an exhaustive list of the revisions you should make. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
     Response:
The Registration Statement has been revised as requested. Please see pages 82-88.
Liquidity and Capital Resources, page 84
27. At the bottom of page 85 you indicate that your counterparty collateral demands reflect your non-investment grade status. Please discuss why your status is currently “non-investment grade” and who made this assessment.

October 15, 2010 Page 14
     Response:
The Company’s status is currently “non-investment grade” because Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services have assigned non-investment grade corporate ratings to both the Company and the Partnership.
Operating Activities, page 86
28. Please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
     Response:
The Registration Statement has been revised as requested. Please see pages 91-92.
29. We note the disclosure on page 86 that your future working capital requirements will be impacted by certain factors including, but not limited to, changes in accounts receivable and accounts payable. Please note that Instruction 5 to Item 303(a) of Regulation S-K provides guidance on the discussion regarding a registrant’s short and long-term sources of and needs for, capital. Codified FRC 501.03.a notes that generally, short-term liquidity and short-term capital resources cover cash needs up to twelve months into the future. Please confirm for us whether your cash flows provided by operating activities will be sufficient to meet your operating requirements for the next twelve months and expand the disclosure in your filing accordingly.
     Response:
The Company confirms that its cash flows provided by operating activities will be sufficient to meet its operating requirements for the next twelve months. Please see page 90.
Credit Facilities and Long-Term Debt, page 88
30. We note that the Partnership’s senior secured revolving credit facility due February 2012 increased from $479 million as of December 31, 2009 to $729 million as of June 30,

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2010. We also note that the $240.7 million amount due under your credit facility due 2016 was incurred between December 31, 2009 and June 30, 2010. Please describe the reasons for these changes.
     Response:
For the six months ended June 30, 2010, the Partnership had gross borrowings under its senior secured revolving credit facility of $635.8 million. The Partnership’s acquisition of the Permian and Straddle Systems was funded by $420.0 million of the borrowings under its credit facility. For the same six month period, the Partnership had repayments totaling $385.2 million, for a net increase under its credit facility for the six month period ended June 30, 2010 of $250.6 million.
31. We note that you included the Partnership’s debt obligations in your table on page 88 even though you do not have the contractual obligation to make interest or principal payments on their debt. Please tell us why you do not also include the obligations of Targa Resources Inc., who owns the 100% interest in the general partner of the Partnership. Please discuss the affect that Targa Resources Inc.’s debt obligations may have, if any, on the amount of distributions you will receive from the partnership.
     Response:
The Company includes the obligations of Targa Resources, Inc. in the table on page 93 and has revised the applicable headings to clearly identify the obligations of Targa Resources, Inc. In addition, the Company discusses the effect that Targa Resources, Inc.’s debt obligations may have on the amount of dividends the Company will receive from the Partnership. Please see pages 94 and 95.
32. We note that you expect to retire all amounts outstanding under your senior secured term loan facility due July 2016 at or prior to the closing of this offering. Please describe this loan facility and explain how you intend to pay off the amount due.
     Response:
The Company describes the senior secured term loan facility due July 2016 under the heading “TRI Senior Secured Credit Facility” on page 94. In August and September 2010, the Company retired all amounts outstanding under Targa Resources, Inc.’s senior secured term loan facility due July 2016 with cash proceeds from the sales of Versado and VESCO.

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Senior Secured Credit Facility, page 89
33. You state in the fifth paragraph on page 89 that during the six months ended June 30, 2010, certain events resulted in mandatory prepayments of $261.3 million under the provisions of your facility. Please describe these events.
     Response:
The Registration Statement has been revised as requested. Please see page 94.
34. You state that your credit agreement requires you to maintain certain specified maximum total leverage ratios and certain specified minimum interest coverage ratios. Please disclose these ratios. Please describe the possible events that could occur pursuant to the agreement should you fail to maintain these ratios and how these events could affect your liquidity and operations.
     Response:
The Registration Statement has been revised as requested. Please see page 94.
Critical Accounting Policies, page 91
35. We note your option grants during the six months ended June 30, 2010. Please revise your filing to disclose the following information related to issuances of equity instruments:
•	Indicate whether the Board of Directors performed a contemporaneous or retrospective valuation to determine the fair value of the company’s common stock underlying the option grants;

•	Revise your disclosure to include a narrative discussing each significant factor contributing to the changes in determined fair value of the common stock underlying your equity issuances, as of the date of each option grant and equity related issuance, through the estimated IPO price. This would include a description of significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement; and

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•	Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.
     Response:
In considering the comment, the Company has reviewed Section V of SEC Release No. 33-8350 (the “Release”). The Release provides
When preparing disclosure under the current requirements, companies should consider whether they have made accounting estimates or assumptions where:
•	the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on financial condition or operating performance is material.
If so, companies should provide disclosure about those critical accounting estimates or assumptions in their MD&A.
Pursuant to the Release, the discussion of the Company’s critical accounting policies included in the initial filing of the Registration Statement focuses on the assumptions and uncertainties that underlie the Company’s critical accounting estimates. The Company has not included a supplemental discussion about its accounting policy relating to share-based compensation in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies” because the accounting policy does not materially impact the Company’s financial position and results of operations for the periods presented in the Registration Statement.
     While the requested disclosure in the comment is not required in the Registration Statement because the Company believes it is immaterial in the context of the Company’s business and operations, following is an expanded discussion of the Company’s accounting policy relating to stock-based compensation that addresses the topics raised by the Staff’s comment.
     Our 2005 Stock Incentive Plan was established in connection with the October 2005 closing of our acquisition of Dynegy’s midstream business. A valuation of our common stock was performed in 2005 by a nationally recognized independent valuation firm to determine the fair value of stock and option grants which would serve as the basis for

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determining compensation expense that we would recognize over the vesting period of the grants.
     Under this plan, options for up to 5,159,786 shares of our restricted stock were authorized. During 2005, 99.9% of the authorized amount of options had been awarded under the plan. Compensation expense associated with such awards had been fully recognized in our financial results over the period through full vesting of the awards in 2009.
     As of the date of this filing, we have granted options to purchase 93,593 shares of restricted stock in 2010, or 1.8% of the originally authorized amount. No options were granted in 2009, and no awards were made to executive officers in 2010. The availability of options for the 2010 awards essentially results from prior forfeitures of awards that occurred when employees left us. In determining the amount of compensation expense that we will recognize in connection with the 2010 awards, we obtained a valuation from a nationally recognized, independent valuation firm. Because determining the valuation of our stock requires making complex and subjective judgments and there is inherent uncertainty in estimating fair value, we engage an independent valuation firm to conduct valuations and provide opinions on the fair market value of the stock underlying option grants. In reaching its conclusions, the valuation firm gives consideration to all available financial data, its discussions with management regarding conditions and the outlook for operations, and additional relevant factors that bear on value, including, but not limited to, the following:
•	the nature and history of our business;

•	the economic outlook in general and the condition and outlook of the industry;

•	the book value of the stock and the financial condition of our business;

•	the earning capacity of our business;

•	the dividend-paying capacity of our business;

•	whether or not our business has goodwill or other intangible value;

•	sales of the stock and the size of the block to be valued;

•	the market price and trading volume of our stock;

•	the market price of shares of companies engaged in the same or similar line of business having their shares actively traded in a free and open market, either on an exchange or over-the-counter;

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•	the terms of sales of companies engaged in the same or a similar line of business; and

•	the terms of any stockholder agreements or other arrangements relating to the stock.
     Given the independent nature of the valuation, management does not know how or if the valuation firm shifts its assumptions or changes the balance of the relative weight given to each factor in its valuation. Additionally, we believe the valuation firm considers all material events to the date of the valuation which are reflected in our financial information reviewed by the valuation firm and are considered in its valuation opinion.
     At the time of the April 15, 2010 option grant, we relied on an independent valuation issued on March 31, 2010, which provided a fair market value of our restricted common stock of $3.55 per share. On June 2, 2010, the valuation firm determined that the fair market value of our restricted stock was $1.70. Because of the independent nature of the valuation, we cannot specifically determine the relative weight of factors used in determining the change in fair market value; however, we believe the determination may have been impacted in part by the following events during the period from February 1, 2010 to May 31, 2010:
•	the extraordinary distribution of $2.77 per common share that we paid on April 28, 2010;

•	our disposition of 8,500,000 common units of the Partnership in a secondary offering on April 14, 2010;

•	our sale of certain natural gas gathering and processing businesses located in West Texas known as our West Texas Assets and certain of our Louisiana Coastal Straddle Plants to the Partnership on April 27, 2010;

•	the repayment of $258 million of our indebtedness in connection with those dispositions and;

•	the change in the trading price of our common units in the Partnership.
     We note that given the small number of options granted in 2010, if the grant date valuation were determined to be substantially different, then even a significant adjustment to the grant date valuation would result in an immaterial impact to our operating results.
     We will continue to provide you with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

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Our Industry, page 97
Mt. Belvieu and Louisiana. Combined Fractionation Capacity by Operator, page 100
36. Please revise the table to disclose the name of Company 1 and Company 3.
     Response:
The Registration Statement has been revised as requested. Please see page 107.
Management, page 135
37. Please describe in this section any arrangement or understanding between a director and any other person pursuant to which he was or is to be selected as a director or nominee. We note your disclosure on page 162, and that three of your directors are affiliated with Warburg Pincus. Refer to Item 401(a) of Regulation S-K.
     Response:
The Registration Statement has been revised as requested. Please see page 141.
Compensation Committee Interlocks and Insider Participation, page 140
38. We note that you qualify your disclosure with the phrase “[w]e expect.” Please revise to affirmatively state, if true, that no member of your Compensation Committee will have been at any time an employee of yours.
     Response:
The Registration Statement has been revised as requested. Please see page 146.
39. You state that to the extent any members of your Compensation Committee and their affiliates have participated in transactions with you these transactions are described in your “Certain Relationship and Related Transactions” section. Please revise this section to identify any relationship between a Compensation Committee member, their affiliates

October 15, 2010 Page 21
and you that you must disclose under any paragraph of Item 404 of Regulation S-K. If such a relationship exists, please provide the disclosures required by Item 404 of Regulation S-K regarding these relationships in this section. Please refer to Item 407(e)(4)(i)(C) of Regulation S-K.
     Response:
The Registration Statement has been revised to identify relationships between the Company and members of the Company’s Compensation Committee and their affiliates. Please see page 146.
Executive Compensation, page 142
Application of Compensation Elements, page 146
Annual Cash Incentives, page 146
40. You state that the annual cash incentive pool was determined to be in a typical and competitive range. We note that you do not “benchmark” your compensation to a certain range, such as “above the median” or “at the 50th percentile.” However, please provide greater specificity as to how your threshold, target and maximum ranges compare to the market data that the Compensation Consultant provided you. Please confirm if your reference to “market data” was to the peer companies you provided or some other type of “market data” and if it is different data, please describe this market data.
     Response:
The Registration Statement has been revised to provide greater specificity as to how the applicable ranges compare to the market data provided by the Compensation Consultant. The Company confirms that the reference to “market data” is to its peer companies. Please see page 152.
41. We note that the Compensation Committee determined to pay above target level bonuses because they concluded that your overall performance, including organization performance, substantially exceed expectations in 2009 on the eight business priorities

October 15, 2010 Page 22
established for 2009. Please describe in greater detail how the Compensation Committee reached their conclusion.
     Response:
The Registration Statement has been revised to provide greater detail as to how the Compensation Committee reached its conclusion. Please see pages 152-153.
42. The first paragraph on page 147 indicates that your executive officers’ bonus award percentages were 1.5x the bonus award percentage paid to others because of their successful implementation of “strategic initiatives.” If these “strategic initiatives” are different from the eight key business priorities described on page 146, please describe the strategic initiatives.
     Response:
The referenced strategic initiatives are projects or accomplishments toward the eight key business priorities during the year. The Registration Statement has been revised to add this clarification. Please see page 153.
Long-term Cash Incentives, page 147
43. We note that if the Partnership’s performance ranks between tenth and seventh in the peer-group, then only 50% to 100% of their long-term incentives awards will vest. The performance units awarded in December 2009 for 2010 appear to vest in a similar fashion. Please describe how you determine the amount of awards that will vest if the Partnership’s performance results in an award within one of these ranges.
     Response:
The vesting percentage for performance results that fall within the ranges discussed under the heading “Long-term Cash Incentives” on pages 153 and 154 are determined on an interpolated basis. The Registration Statement has been revised to specify this approach. Please see pages 153 and 154.

October 15, 2010 Page 23
Grants of Plan-Based Awards, page 152
44. Please revise your table to provide the threshold and maximum performance units that each of your named executive officers may receive under the awards granted in January 2009 and December 2009. Please refer to Instruction 2 to Item 402(d) of Regulation S-K.
     Response:
The Company acknowledges the Staff’s comment and has reviewed applicable rules and Commission guidance, including the Staff’s “Interpretative Response to Item 402(d) — Executive Compensation; Grants of Plan-Based Awards Table; Section 220.02” (the “Interpretative Response”). The Interpretative Response provides:
if plans do not include thresholds or maximums (or equivalent items), the registrant need not include arbitrary sample threshold and maximum amounts. For example, for a non-equity incentive plan that does not specify threshold or maximum payout amounts (for example, a plan in which each unit entitles the executive to $1.00 of payment for each $.01 increase in earnings per share during the performance period), threshold and maximum levels need not be shown as “0” and “N/A” because the payouts theoretically may range from nothing to infinity. Rather, an appropriate footnote should state that there are no thresholds or maximums (or equivalent items).
The number of performance units granted under the Company’s Long-Term Incentive Plan (the “Plan”) is fixed on the date of grant and does not vary. Payouts with respect to each performance unit vary based upon the underlying unit price at the time of vesting and the Partnership’s performance compared to its peer group over the vesting period. See page 153 for additional detail about the Plan and the performance units. Since the number of performance units granted does not vary after the date of grant, any inserted threshold and maximum performance unit numbers for the awards granted in January 2009 and December 2009 would result in the disclosure of arbitrary amounts. As such, the Company believes that the current disclosure in the Grants of Plan-Based Awards table fully complies with Item 402(d), the Commission’s guidance relating thereto and the Interpretative Response. The Company has included additional disclosure in footnote (2) to the Grants of Plan-Based Awards table in order to clarify that the Company’s plan does not specify threshold or maximum payout amounts. Please see page 158.

October 15, 2010 Page 24
Security Ownership of Management and Selling Stockholders, page 159
45. Please disclose the natural person, natural persons or the publicly registered company who exercise the sole or shared voting or dispositive powers with respect to the shares held by Merrill Lynch Ventures, L.P. 2001. For guidance, please consider the Division of Corporation Finance’s Compliance & Disclosure Interpretation Question 140.02 under the section entitled “Regulation S-K” (March 12, 2010).
     Response:
The Registration Statement has been revised as requested. Please see Footnote 3 on page 166.
Relationships with Bank of America, page 168
46. Please disclose the approximate amount involved under Financial Services. Refer to Item 404(a) of Regulation S-K.
     Response:
The Registration Statement has been revised as requested. Please see page 174.
Conflicts of Interest, page 168
47. Please describe in greater detail how conflicts of interest between the General Partner and its affiliates (including you) and the Partnership will be resolved.
     Response:
The Company describes in detail how conflicts of interest between the General Partner and its affiliates (including the Company) and the Partnership will be resolved under the heading “Review, Approval or Ratification of Transactions with Related Persons” on page 175. The Company has added a cross-reference to this section under the heading “Conflicts of Interest.” Please see page 175.

October 15, 2010 Page 25
Description of Our Capital Stock, page 170
48. Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Please refer to Item 201(b) of Regulation S-K.
     Response:
The Registration Statement has been revised as requested. Please see page 177.
Forward-Looking Statements, page 207
49. Delete the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act because those sections do not apply to forward-looking statements made in connection with an initial public offering.
     Response:
The Registration Statement has been revised as requested. Please see page 214.
Targa Resources Investments Inc. Unaudited Consolidated Financial Statements
Note 17 — Stock and Other Compensation Plans, page F-70
50. We note that you reduced the strike price on all outstanding options by $2.77 in May 2010. Please tell us why this modification did not result in any additional compensation expense.
     Response:
On April 28, 2010, the Company paid an extraordinary cash distribution to its preferred and common stockholders. Simultaneously, the Compensation Committee of the Company’s board of directors, pursuant to Sections 4(c) and 7(c) of the Company’s 2005 Stock Incentive Plan (the “Plan”), reduced the exercise price on all outstanding Company options by $2.77 per share to provide equitable treatment to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

October 15, 2010 Page 26
In contrast to option repricings that occur due to changes in stock price due to market conditions, the Company’s option repricing resulted from a corporate transaction, in essence an equity restructuring, identified contemporaneously with approval of a corporate transaction. The impact of the extraordinary distribution and the option repricing affected the economics of all parties (i.e., stock holders of record and holders of outstanding options) at the same time. Applying ASC 718-20-35-6 and ASC 718-10-55-103, the fair value of the modified award was less than the fair value of the original award resulting in no compensation expense.
Targa Resources Investments Inc. Unaudited Pro Forma Condensed Consolidated...
Note 2 — Pro Forma Adjustments and Assumptions, page F-77
51. Footnote (a) reflects borrowings of $244.7 million by the Partnership under its new variable rate senior secured facility due July 2015. Please confirm that $244.7 million was the actual amount you borrowed on the facility subsequent to June 30, 2010.
     Response:
The actual amount borrowed on the Partnership’s variable rate senior secured facility related to the Versado transaction was $244.7 million. There has been subsequent activity under the Partnership’s variable rate senior secured facility related to its acquisition of VESCO, which closed subsequent to the filing of the Registration Statement. The additional activity related to the VESCO transaction has been separately incorporated into the pro forma adjustments in Amendment No. 1. Please see pages F-77 to F-78.
52. Please tell us the nature and purpose of the purchase price adjustments totaling $17 million reflected in footnote (b).
     Response:
The $17.0 million of purchase price adjustments on the August 25, 2010 sale of the Company’s equity interests in Versado to the Partnership consists of the credit that Targa Resources, Inc. received for its share of the cash balance on hand at Versado at the closing date. The Company has revised footnote (b) in Amendment No. 1 to include this additional information. Please see page F-78.
53. Please address the following items regarding footnote (g):

October 15, 2010 Page 27
•	In the first bullet, you indicate that you are reversing interest expense associated with affiliated indebtedness and interest expense on $244.7 million in borrowings under the Partnership’s senior secured credit facility. Please explain why it appears you are reversing, not increasing, interest expense on the Partnership’s senior secured credit facility and why you refer to the borrowings as affiliated.
•	In the last bullet, you indicate that you increased interest expense related to increased borrowings to fund the Partnership’s acquisitions from you. Please tell us and disclose the specific borrowings this bullet is referencing. Ensure that you quantify the amounts borrowed and disclose the related interest rates and maturity dates.
     Response:
The Company has revised footnote (i) (previously footnote (g) in the initial filing of the Registration Statement) in Amendment No. 1 to quantify the components of the adjustment to pro forma interest expense so that the reader can readily identify reductions and increases to interest expense, as well as reconcile the components to the pro forma adjustments on the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 3010 and the year ended December 31, 2009. Additionally, the Company has included the impact of the VESCO transaction, which closed subsequent to the filing of the Registration Statement, on pro forma interest expense for the periods presented.
The net impact on pro forma net income of the first bullet point included in the Registration Statement regarding the reversal of affiliated interest expense was zero. The affiliated interest expense on the Partnership on the affiliated debt with TRII eliminates in consolidation with the affiliated interest income on TRII. Therefore, this disclosure is not necessary and the Company has revised the Registration Statement accordingly. The impact on consolidated pro forma interest expense of incremental increased borrowings is described by the last bullet point in footnote (i). The Company revised footnote (i) by eliminating the first bullet point that was deemed extraneous, and expanded the disclosures around the third party borrowings. The Company has added information to the last bullet point regarding borrowing amounts, interest rates and maturity dates, which were previously included elsewhere in the pro forma footnotes. Please see pages F-78 and F-79.
54. In footnote (i) you disclose that pro forma income at the Partnership level has been adjusted to reflect the elimination of mark-to-market accounting on hedges, as the hedges qualify for hedge accounting purposes at the TRII level. Please provide us with further

October 15, 2010 Page 28
information regarding this adjustment and clarify why it only impacts the noncontrolling interest line item. Considering your pro forma financial statements should include all historical activities that were necessary to conduct your business, please tell us why you believe it is appropriate to exclude these mark-to-market adjustments from your pro forma statements of operations. While we realize that these items might not continue going forward, it appears they were recorded in the historical financial statements and were not directly affected by the transaction. If you determine that these adjustments were not directly attributable to the pro forma transactions, please revise your pro forma statements of operations accordingly. Please also quantify the impact of these adjustments on your pro forma statements of operations.
     Response:
The Company’s pro forma financial statements were developed following the guidance of Regulation S-X § 210.11-01(a)(8), § 210.11-02 Instruction 3 and § 210.11-02(c)(2)(iii) and the Division of Corporation Finance’s Financial Reporting Manual. The pro forma financial statements reflect the impacts of the various transactions considered in the pro forma financial statements to the earliest date presented consistent with § 210.11-02(a). The Company has expanded its disclosure in pro forma footnote (k) in Amendment No. 1 (previously pro forma footnote (i) in the initial filing of the Registration Statement) to clarify that the Partnership’s reported net income is being adjusted for various entries made in consolidation at the Company, relating to (i) the elimination of affiliated interest expense, (ii) the impact of incremental interest expense and (iii) the elimination of mark-to-market accounting at the Partnership on certain commodity derivative contracts. The purpose of such pro forma adjustments is to adjust noncontrolling interest for the impact of (i) issuances of Partnership common units to public unitholders in equity offerings during 2009 and 2010, (ii) the secondary offering of Partnership common units held by TRI to public unitholders during 2010), and (iii) the sale of Downstream (effective September 1, 2009), Permian Straddles (effective April 1, 2010), Versado (effective August 1, 2010) and VESCO (effective September 1, 2010) (the “Dropdown Transactions”) by the Company to the Partnership as if such Dropdown Transactions had occurred as of January 1, 2009. As further explained below, the pro forma adjustments to reflect the Dropdown Transactions at January 1, 2009 result in the addition of mark-to-market accounting effects for periods prior to the dropdown dates, but which also need to be excluded as said derivatives included in the Dropdown Transactions had historically been accounted for as cash flow hedges at the Company level.
In response to the Staff’s comment as to the elimination of mark-to-mark accounting on hedges, the following explains the reason for such elimination in adjusting noncontrolling

October 15, 2010 Page 29
interest. Certain of our derivative contracts qualify for cash flow hedge accounting treatment in the Company historical statements, as the derivative contracts had been designated as cash flow hedges of Targa Resources, Inc. for all periods but not in the Partnership historical financial statements for those periods preceding the Dropdown Transactions to the Partnership by the Company. As disclosed in the Partnership’s acquisition and recast financial statements, “[T]arga has allocated to us a portion of our predecessor’s cash flows under its corporate wide hedging program. All of these derivatives are recorded on the balance sheets at fair value. As we were not a direct party to those hedge transactions, we do not apply hedge accounting. Therefore, changes in the unrealized fair value of these allocated hedges are recognized currently on a mark-to-market basis in earnings as a component of other income and expense. Upon the conveyance of the predecessor’s business, we will legally incorporate these cash flow hedges into our hedge accounting program either by executing a new hedge in our name or obtaining a hedge contract novation from the counterparty to the Targa hedge.”
As part of the Dropdown Transactions to the Partnership by the Company, the derivative contracts that relate to the assets sold are de-designated as the Company’s cash flow hedges and re-designated or assigned as Partnership cash flow hedges. For purposes of the unaudited pro forma financial statements, the Dropdown Transactions and the de-designation and redesignation or reassignment of the derivative contracts that relate to the assets or partnership interests sold in the Permian Straddles and Versado are reflected as if such Dropdown Transactions had occurred as of January 1, 2009.
Since the unaudited pro forma financial statements depict the Dropdown Transactions occurring as of January 1, 2009, the unaudited pro forma financial statements reflect cash flow hedge accounting treatment on these derivative contracts. Based on these factors, the net income attribution to noncontrolling interests is adjusted for the difference between the mark-to-mark accounting treatment reflected in the historical Partnership net income attribution to noncontrolling interests to the impact of the pro forma cash flow hedge accounting treatment of Partnership net income attribution to noncontrolling interests.
In total, pro forma net income attributable to noncontrolling interest for the six months ended June 30, 2010 was adjusted $4.0 million for VESCO, $11.8 million for Versado, and $(0.8) million for Permian Assets and Coastal Straddles (included in the TRP LP column). Pro forma net income attributable to noncontrolling interest for the year ended December 31, 2009 was adjusted $8.0 million for VESCO, $4.5 million for Versado, and $39.6 million for the Downstream Business (included in the TRP LP column). The components of these adjustments to the Company’s pro forma net income (loss) attributable to noncontrolling interest are as follows (in millions):

October 15, 2010 Page 30
Six Months Ended June 30, 2010

	TRP LP	Versado	Venice	Total
Net income, as reported	49.8	19.2	4.3	73.3
TRII Consolidation adjustments:
Eliminate TRP LP mark-to-market gain	(11.7)	(16.7)	—	(28.4)
Include TRP LP realized derivatives adjustments	(0.7)	2.1	—	1.4
Eliminate affiliate interest expense	5.7	15.5	4.3	25.5
Less incremental interest	(1.5)	(1.7)	(1.2)	(4.4)

Adjusted net income	41.6	18.4	7.4	67.4
Net income attributable to noncontrolling interest	(1.2)	(9.2)	(3.1)	(13.5)

Net income after deducting noncontrolling interest, as adjusted	40.4	9.2	4.3	53.9
Less: Net income attributable to GP Interest	(6.7)	(1.5)	(0.7)	(8.9)
Less: Net income attributable to Targa common ownership	(5.1)	(1.2)	(0.6)	(6.9)

TRP LP Impact on TRII noncontrolling interest	28.6	6.5	3.0	38.1
Less: Net income attributable to noncontrolling interest(1)	(1.2)	(9.2)	(3.1)	(13.5)

	29.8	15.7	6.1	51.6
Net income attributable to noncontrolling interest, as reported	27.9	3.3	1.8	33.0

Pro forma adjustment	1.9	12.4	4.3	18.6

Year Ended December 31, 2009

	TRP LP	Versado	Venice	Total
Net income, as reported	34.7	(30.5)	3.8	8.0
TRII Consolidation adjustments:
Eliminate TRP LP mark-to-market gain	15.2	15.7	—	30.9
Include TRP LP realized derivatives adjustments	24.9	(17.2)	—	7.7
Eliminate affiliate interest expense	66.6	30.9	10.2	107.7
Less incremental interest	(12.2)	(4.2)	(3.0)	(19.4)

Adjusted net income	129.2	(5.3)	11.0	134.9
Net income attributable to noncontrolling interest	(2.2)	(12.7)	(4.6)	(19.5)

Net income after deducting noncontrolling interest, as adjusted	127.0	(18.0)	6.4	115.4
Less: Net income attributable to GP Interest	(19.7)	2.8	(1.0)	(17.9)
Less: Net income attributable to Targa common ownership	(16.5)	2.4	(0.8)	(14.9)

TRP LP Impact on TRII noncontrolling interest	90.8	(12.8)	4.6	82.6
Less: Net income attributable to noncontrolling interest(1)	(2.2)	(12.7)	(4.6)	(19.5)

	93.0	(0.1)	9.2	102.1
Net income attributable to noncontrolling interest, as reported	53.4	(4.6)	1.2	50.0

Pro forma adjustment	39.6	4.5	8.0	52.1

(1)	Represents noncontrolling interest held by third parties in each of these respective entities.
55. In footnote (i), you disclose that pro forma income at the Partnership level has been adjusted to reflect your sales of assets to the Partnership as if the Partnership owned these assets as of January 1, 2009. Please tell us and expand your disclosures to discuss the specific asset sales included in this pro forma adjustment and the nature and amounts of the adjustments.

October 15, 2010 Page 31
     Response:
The Company has expanded its disclosure in pro forma footnote (k) in Amendment No. 1 (previously pro forma footnote (i) in the initial filing of the Registration Statement) to quantify the impact of each of the asset sales on the periods presented. The components of the calculation by asset are summarized in the table included in the response to Comment #54 above.
56. We note your disclosure on page F-79 that your pro forma statements of operations do not include transaction costs associated with acquisitions and write-offs of deferred financing costs and unamortized discounts. Please clarify if you have reversed any of these charges from the historical annual and/or interim financial statements or if the charges you are referencing all occurred or will occur subsequent to June 30, 2010. If you did reverse any of these charges from your historical financial statements, please tell us why they should be excluded from your pro forma statements of operations. In doing so, specify how these items are directly attributable to your assumed pro forma transactions.
     Response:
The charges that the Company is referencing all occurred, or will occur, subsequent to June 30, 2010. The Company has revised the disclosure in Amendment No. 1 to clarify this point. Please see pages F-77 to F-79.
Index to Exhibits, page II-14
57. Please file all required exhibits, including the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.
     Response:
The Company will file all required exhibits with enough time for the Staff to review them before it requests effectiveness.
58. Please revise your description of Exhibit 10.10 and 10.74 to disclose the correct filing dates for the filings you are incorporating by reference. For instance, in Exhibit 10.10 you refer to a Form 8-K filed on December 2, 2010 and in Exhibit 10.74 you appear to be referring to a Form 8-K that was filed on August 16, 2010, instead of August 10, 2010.

October 15, 2010 Page 32
     Response:
The Registration Statement has been revised as requested. Please see pages II-2 to II-10.
Item 17. Undertakings, page II-10
59. Please revise your registration statement to include the undertaking provided under Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.
     Response:
The Registration Statement has been revised as requested. Please see pages II-10 and II-11.

October 15, 2010 Page 33
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,
By:	/s/ David P. Oelman
David P. Oelman

Enclosures

cc:	Robert W. Errett, Securities and Exchange Commission Christopher S. Collins, Vinson & Elkins L.L.P.

ANNEX A
     The following charts were published by the Oil and Gas Online Research Center and show the top U.S. companies in terms of natural gas processing capacity and gross liquids, or NGL, production, based on operatorship. Based on this survey, the Partnership ranks among the top U.S. companies in terms of natural gas processing capacity — fifth as of January 1, 2010 — and in terms of gross liquids production — third as of December 31, 2009.
US Top 10 Natural Gas Processing Capacity (MMcf/d) as of 1/1/10

Company		Capacity

1	BP PLC	13,378.0
2	DCP Midstream	9,292.0
3	Enterprise	8,070.0
4	Williams Cos.	4,826.0
5	Targa Resources	4,341.0
6	Crosstex	3,211.0
7	GulfTerra Energy Partners	2,783.0
8	Oneok	1,870.8	includes Bear Paw
9	Enbridge	1,447.8
10	KinderMorgan	1,293.0
Source: “Worldwide Gas Processing Survey, 2010”; Oil and Gas Journal.
US Top 10 Gross Liquids Production (M’s gals/day) for 2009

1	DCP Midstream	15,597.7
2	BP	5,554.1
3	Targa	4,248.6
4	GulfTerra	3,935.0
5	Enterprise	3,818.5
6	Crosstex	2,746.0
7	Enbridge	2,728.8
8	Devon	2,538.4
9	Williams	2,406.6
10	Oneok	1,883.5
Source: “Worldwide Gas Processing Survey, 2010”; Oil and Gas Journal.

A-1